UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Issues Business Updates
Seoul, Korea, — March 15, 2010 — Gravity Co., Ltd. (NASDAQ: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today issued its business updates.
• Ragnarok Online II delayed to the fourth quarter of 2010
The schedule for the launch of Ragnarok Online II, a sequel to Ragnarok Online and massively multiplayer online role playing game (“MMORPG”), has been delayed to the fourth quarter of 2010.
Ragnarok Online II was originally scheduled to launch in the first half of 2010; However, Gravity has decided to postpone the schedule to the fourth quarter of 2010 in order to make the game better. The Company is planning to start commercial service of Ragnarok Online II in Korea in the fourth quarter of 2010 followed later by the other territories where Gravity has already entered into license and distribution agreements.
The Company has been conducting open beta testing of Ragnarok Online II since May 2007 and continues to upgrade and develop the game in response to market feedback received during the testing phase.
“The launch of Ragnarok Online II has been delayed on a number of occasions but we don’t want to launch it before it is ready and want to ensure that it meets the expectations of our players as well as those of our own.” commented Mr. Toshiro Ohno, the President and CEO of Gravity. “We will continue to refine Ragnarok Online II and look forward to providing our users with a high-quality experience.”
• License Agreement for Canaan, a web browser-based game
Gravity has entered into a license agreement with Xpec Entertainment Inc., a Taiwanese game developer, to publish Canaan in Korea.
Canaan is a web browser-based casual MMORPG, which is played on a web browser and which does not require any client-side software to be installed. Canaan is currently serviced in Taiwan, China, Hong Kong and Macao.
Canaan, the first web-browser based game to be published by the Company, is expected to be released in the third quarter of 2010. The Company is planning to roll out several other web browser-based games.

About GRAVITY Co., Ltd. ------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 57 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: March 15, 2010	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer